

Mail Stop 3720

March 27, 2009

Mr. Kevin Stevenson
Chief Financial Officer
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, VA 23502

   RE: Portfolio Recovery Associates, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed February 27, 2009
      File No. 000-50058

Dear Mr. Stevenson:

   We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2008 compared to year ended December 31, 2007, page 33

1. We note you state your net allowance charges were $19.4 million and $2.9 million for the years ended December 31, 2008 and 2007, respectively. However you do not include any discussion as to why there was a significant change in impairment charges, including impact of internal or external factors, performance of specific pools, when during the year the charges were taken and why. Please provide us with this information and expand your discussion in future filings.

Supplemental Performance Data, page 38

2. We note from your disclosure in the last sentence of the last full paragraph on page 32 that you target a similar internal rate of return on portfolio purchases. However, it appears from the Entire Portfolio chart on page 38 that total estimated collections as a percentage of purchase price for years 2005 through 2008 are significantly below historical average collection rates of around 2.5 to 3.0 times purchase price. In future filings, please provide additional insight into the underlying causes and nature of this trend and how it could potentially impact your results of operations and financial condition in the future. You should also provide a discussion of the efforts, if any, that management is taking to address this issue.

Liquidity and Capital Resources, page 43

3. In future filings, please provide a more detailed discussion of your liquidity sources and needs in the next 12 months and your expected sources of funds. With respect to liquidity needs, identify and discuss material known spending commitments such as the $71.6 million of forward flow purchases in the next year. Although you note that cash generated from operations together with available borrowings will provide sufficient financing over the next 12 months, please provide additional detail about the extent to which you expect to rely on borrowing during this time period. Also discuss and quantify to the extent practical your borrowing capacity under your line of credit, taking into account the covenants therein, and whether or not this is expected to be sufficient to satisfy your liquidity needs. Identify and evaluate the most material factors or uncertainties, such as the tax examination and finding discussed on pages 77 and 78 that could impact these expectations.

Critical Accounting Policies, page 48

4. You state that valuation allowances are established, subsequent to acquisition of the accounts, when the present value of cash flows initially expected at acquisition are no longer expected to be collected.   But you do not describe the process for revising the cash flow estimates such as how often or under what circumstances are they revised and what external and internal factors are considered in your analysis. Please explain this process to us in detail and expand your policy disclosure here and in your footnotes, in future filings.

Consolidated Balance Sheet, page 56

5.   In future filings please group and present totals for current assets and current liabilities pursuant to Regulation S-X 5-02 paragraphs 9 and 21.

Notes to the Consolidated Financial Statements

6. We note that you do not include disclosure regarding your determination of reportable segments as defined by SFAS 131. We also note that on page 62 you describe your principal business to be the acquisition and collection of accounts that have experienced deterioration of credit quality and then on page 63 you refer to several other separate subsidiaries under Commissions. It appears to us you may have more than one operating and reporting segment. Please advise us and add disclosure regarding your assessment of operating and reportable segments in accordance with SFAS 131.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel,
Assistant Director